

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

March 5, 2009

Mr. Tianfu Li
Chief Executive Officer
NIVS IntelliMedia Technology Group, Inc.
NIVS Industry Park
No. 29-31
Shuikou Road
Huizhou, Guangdong, People's Republic of China 516006

   **Re: NIVS IntelliMedia Technology Group, Inc.
      Item 4.02 Form 8-K
      Filed: January 9, 2009
      File No. 0-52933**

Dear Mr. Li:

   We have completed our review of your Form 8-K and related filing and do not, at this time, have any further comments.

         Sincerely,

         Robert Littlepage
         Accountant Branch Chief